FILE NO. 82-34744



10016125

Form 1 Submission - Change in Issued and Outstanding Securities

SEC Mail Processing Section

JUL 3 0 2010

Washington, DC
110

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	05/01/2010 - 05/31/2010

Summary

Issued & Outstanding Opening Balance :	85,830,264	As at :	05/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-16,836		
Issued & Outstanding Closing Balance :	85,813,428		

SUPPL

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2010	Conversion (General)	6,164
05/31/2010	Issuer Bid	-23,000
Totals		-16,836

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	06/04/2010
Last Updated:	06/04/2010

Dlw 8/10

FILE NO. 82-34744

SEC Mail Processing
Section

JUL 3 0 2010

Washington, DC
110

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Canadian Utilities Limited
Symbol : CU.X
Reporting Period: 05/01/2010 - 05/31/2010

Summary

Issued & Outstanding Opening Balance : 40,011,806 As at : 05/01/2010

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations -6,164

Issued & Outstanding Closing Balance : 40,005,642

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2010	Conversion (General)	-6,164
Totals		-6,164

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 06/04/2010
Last Updated: 06/04/2010

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

SEC Mail Processing
Section

JUL 3 0 2010

Washington, DC
110

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	05/01/2010 - 05/31/2010

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	05/01/2010

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	06/04/2010
Last Updated:	06/04/2010

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

SEC Mail Processing
Section

JUL 3 0 2010

Washington, DC
110

Issuer : Canadian Utilities Limited
Symbol : CU.PR.B
Reporting Period: 05/01/2010 - 05/31/2010

Summary

Issued & Outstanding Opening Balance : 6,000,000 As at : 05/01/2010

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations 0

Issued & Outstanding Closing Balance : 6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 06/04/2010
Last Updated: 06/04/2010